NEWS RELEASE

Fortuna reports financial results for the first quarter of 2024

(All amounts are expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Vancouver, May 7, 2024: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the first quarter of 2024.

First Quarter 2024 highlights

Financial

•Attributable net income of $26.3 million or $0.09 per share, compared to a $92.3 million attributable net loss or $0.30 per share in Q4 2023
•Adjusted attributable net income1 of $26.7 million or $0.09 per share, compared to $20.6 million or $0.07 per share in Q4 2023
•Generated $84.3 million of cash flow from operations before working capital changes, and free cash flow from ongoing operations1 of $12.1 million, compared to $105.4 million and $66.2 million, respectively, in Q4 2023
•The Company paid down $40.0 million of its revolving credit facility.  At the close of the quarter total net debt was $83.0 million and the total net debt to adjusted EBITDA ratio1 was 0.2:1
•Liquidity as of March 31, 2024 was $212.7 million2, compared to $213.1 million at the end of Q4 2023

Return to Shareholders

●Returned $3.5 million of capital to shareholders during the quarter through the Company’s normal course issuer bid (“NCIB”) program
●On April 30, 2024 Fortuna announced that the TSX had approved the renewal of the Company’s NCIB program to purchase 5% of its outstanding common shares.

Operational

•Gold equivalent3 production of 112,543 ounces, compared to 136,154 ounces in Q4 2023
•Gold production of 89,678 ounces, compared to 107,376 ounces in Q4 2023
•Silver production of 1,074,571 ounces, compared to 1,354,003 ounces in Q4 2023
•Consolidated cash costs1 per ounce of gold equivalent sold of $879, compared to $840 in Q4 2023; adjusting for San Jose, which is mining its last year of Mineral Reserves,  consolidated cash costs was $744
•Consolidated all-in sustaining cash costs (AISC)1 per ounce of gold equivalent sold of $1,495, compared to $1,509 in Q4 2023; adjusting for San Jose, consolidated AISC was $1,412
•Year to date Lost Time Injury Frequency Rate (LTIFR) of 1.13 and Total Recordable Injury Frequency Rate (TRIFR) of 3.10

1Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Excluding letters of credit

3 Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $2,087/oz Au, $23.4/oz Ag, $2,084/t Pb and $2,450/t Zn or Au:Ag = 1:89.8, Au:Pb = 1:1.0, Au:Zn = 0.85 for Q1 2024, and the following metal prices: $1,802/oz Au, $21.75/oz Ag, $2,161/t Pb and $3,468/t Zn or Au:Ag = 1:82.99, Au:Pb = 1:0.83, Au:Zn = 1:0.52 for Q4 2023.

Growth and Development

•	At Séguéla, mill throughput for the quarter averaged 195 tonnes per hour (t/hr), versus name plate design capacity of 154 t/hr. Mill constraints continued to be tested with throughputs of up to 220 t/hr being recorded over a seven-day period.
•	The Kingfisher prospect was identified at Séguéla which continues the identification of new prospects at the site. Refer to the News Release “Fortuna discovers new Kingfisher prospect at Séguéla Mine and provides exploration update at the Diamba Sud Gold Project” dated March 11, 2024.
•	Exploration continued at the Yessi Vein at San Jose including an intercept of 1kg silver equivalent over an estimated true width of 8.1 meters highlighting the potential for high-grade shoots. Refer to the News Release “Fortuna intersects 1kg Ag Eq over an estimated true width of 8.1m at the Yessi vein, San Jose Mine, Mexico” dated April 15, 2024.

"Our operations performed in line with expectations for the first quarter with 112,543 of gold equivalent production, $84.3 million in cash from operations before working capital changes and earnings per share of $0.09.” said Jorge Ganoza, Fortuna’s President and CEO. Mr. Ganoza continued “Coming off a record fourth quarter, lower production was in line with plan as Séguéla prepared the Ancien pit for mining, a maintenance shutdown was completed at Yaramoko and San Jose focused on underground preparation with site production weighted to the second half of the year.” Mr. Ganoza concluded, “We also executed on our capital priorities by paying down an additional $40 million in debt and advancing exciting exploration opportunities at Séguéla and Diamba Sud while also returning capital to shareholders through our share buyback program.”

First Quarter 2024 Consolidated Results

	Three months ended March 31,
(Expressed in millions)	2024	2023	% Change
Sales	224.9	175.7	28%
Mine operating income	69.9	40.4	73%
Operating income	47.1	23.9	97%
Attributable net income	26.3	10.9	141%
Attributable income per share - basic	0.09	0.04	132%
Adjusted attributable net income[1]	26.7	12.2	119%
Adjusted EBITDA[1]	95.2	65.3	46%
Net cash provided by operating activities	48.9	41.8	17%
Free cash flow from ongoing operations[1]	12.1	8.5	42%
Cash cost ($/oz Au Eq)[1]	879	916	(4%)
All-in sustaining cash cost ($/oz Au Eq)[1]	1,495	1,514	(1%)
Capital expenditures[2]
Sustaining	25.8	27.9	(8%)
Non-sustaining[3]	8.8	1.2	633%
Séguéla construction	-	25.7	(100%)
Brownfields	6.7	4.9	37%
As at	March 31, 2024	December 31, 2023	% Change
Cash and cash equivalents	87.7	128.1	(32%)
Net liquidity position (excluding letters of credit)	212.7	213.1	(0%)
Shareholder's equity attributable to Fortuna shareholders	1,260.8	1,238.4	2%

[1] Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

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First Quarter 2024 Results

Attributable Net Income and Adjusted Attributable Net Income

Net income attributable to Fortuna for the quarter was $26.3 million compared to $10.9 million in Q1 2023.  After adjusting for non-cash and non-recurring items, adjusted attributable net income for the quarter was $26.7 million compared to $12.2 million in Q1 2023. The increase in net income and adjusted net income is explained mainly by increased gold sales volume and higher realized gold and silver prices. Higher gold sales volume was primarily due to contributions from Séguéla which was under construction in the comparable period. This was partially offset by lower silver production at San Jose as the mine exhausts its Mineral Reserves. The realized gold and silver prices were $2,087 and $23.43 per ounce respectively compared to $1,893 and $22.52 per ounce, respectively, for the comparable period in the prior year.

Other items impacting the adjusted net income for the quarter compared to Q1 2023 were higher G&A of $2.8 million, related to the addition of Séguéla G&A and timing of execution on certain corporate G&A items; higher foreign exchange loss of $2.5 million related mainly to our West African operations; and higher interest expense of $3.6 million, explained by $2.8 million of capitalized interest expense in the comparative period vs nil in Q1 2024 and higher accretion of right of use lease liabilities.

Depreciation and Depletion

Depreciation and depletion for the first quarter of 2024 was $50.3 million compared to $44.1 million in the comparable period. The increase in depreciation and depletion was primarily the result of higher sales volume and the inclusion of $15.8 million in depletion of the purchase price related to the acquisition of Roxgold Inc. This was partially offset by lower depreciation and depletion at San Jose as a result of an impairment charge in the fourth quarter of 2023.

Adjusted EBITDA and Cash Flow

Adjusted EBITDA for the quarter was $95.2 million, a margin of 42% over sales, compared to $65.3 million and margin over sales of 37%, reported in the same period in 2023.  The main driver for the increase in EBITDA was the contribution from Séguéla with EBITDA margin of 62% in Q1 2024, partially offset by nil EBITDA at San Jose.

Net cash generated by operations for the quarter was $48.9 million compared to $41.8 million in Q1 2023. The increase of $7.1 million reflects higher adjusted EBITDA of $29.9 million and lower taxes paid of $7.0 million as Séguéla is expected to start remittances to the government in the second quarter. This was offset by negative changes in working capital in Q1 2024 of $35.3 million compared to negative $10.8 million in Q1 2023.

The  negative change in working capital  of $35.3 million consisted of the following:

●	An increase in receivables of $7.3 million driven by an increase in VAT receivables of $3.5 million at Séguéla and $5.8 million at Yaramoko
●	An increase of inventories of $9.8 million due to a $3.2 million increase in materials and supplies and a $4.9 million increase in metals inventory
●	A $17.3 million decrease in accounts payable primarily at Lindero due to $3.8 million to settle a deferred contract liability from the fourth quarter of 2023 due to timing of production, $1.8 million to settle export loans with local banks and $4.0 million related to timing of payments. Other payables movements were related to timing.

In the first quarter of 2024 capital expenditures on a cash basis were $41.4 million consisting primarily of $25.8 million in sustaining capital, including $6.7 million of brownfields exploration, and $8.8 million of non-sustaining exploration including engineering and environmental studies at Diamba Sud.

Free cash flow from ongoing operations for the quarter was $12.1 million, compared to $8.5 million in Q1 2023. The increase in free cash flow from operations was primarily the result of contributions from Séguéla which was under construction in Q1 2023 and was offset by negative working capital changes as described above.

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Cash Costs and AISC

Cash cost per equivalent gold ounce was $879, compared to $915 in Q1 2023. The lower cash cost of sales per gold equivalent ounce was mainly due to the contribution of low-cost production from Séguéla and lower cost of sales per ounce of gold at Yaramoko related to higher grades. This was partially offset by higher cash costs per gold equivalent ounce at San Jose as previously capitalized costs are now expensed as the mine is in its last year of operations and higher cash cost per gold ounce at Lindero related mainly to lower planned head grades in 2024. Adjusting for San Jose, cash costs per gold equivalent ounces was $744 for the quarter.

All-in sustaining costs per gold equivalent ounce was $1,495 for the first quarter of 2024 compared to $1,514 for the first quarter of 2023. The decrease was primarily the result of lower cash costs being offset by higher sustaining capital expenditures primarily at Lindero due to the construction of the heap leach pad expansion, increased brownfields exploration at Séguéla to advance identified prospects and higher royalties in the period due to higher production, metal prices and a change of the royalty regime in Burkina Faso. Adjusting for San Jose, all-in sustaining costs per gold equivalent ounces was $1,412 for the current quarter.

General and Administrative Expenses

General and administrative expenses for the quarter of $18.2 million were higher than the same period in 2023 as Séguéla transitioned to operations and costs are no longer being capitalized, and due to timing of corporate expenses. G&A is comprised of the following items:

	Three months ended March 31,
(Expressed in millions)	2024	2023	% Change
Mine G&A	7.5	6.0	25%
Corporate G&A	8.4	6.7	25%
Share-based payments	2.2	2.1	5%
Workers' participation	0.1	0.1	0%
Total	18.2	14.9	22%

Liquidity

The Company’s total liquidity available as of March 31, 2024 was $212.7 million comprised of $87.7 million in cash and cash equivalents, and $125.0 million undrawn on the $250.0 million revolving credit facility (excluding letters of credit).

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Lindero Mine, Argentina

	Three months ended March 31,
	2024	2023
Mine Production
Tonnes placed on the leach pad	1,547,323	1,478,148

Gold
Grade (g/t)	0.60	0.71
Production (oz)	23,262	25,258
Metal sold (oz)	21,719	26,812
Realized price ($/oz)	2,072	1,885

Unit Costs
Cash cost ($/oz Au)[1]	1,008	891
All-in sustaining cash cost ($/oz Au)[1]	1,634	1,424

Capital Expenditures ($000's) [2]
Sustaining	9,807	7,745
Sustaining leases	598	598
Non-sustaining	154	187

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

During the first quarter of 2024 total mined ore was 2.0 million tonnes at a stripping ratio of 0.54:1. A total of 1,547,323 tonnes of ore was placed on the heap leach pad at an average gold grade of 0.60 g/t, containing an estimated 29,670 ounces of gold. Gold production for Q1 2024 totaled 23,262 ounces, an 8% decrease in total ounces from the first quarter of 2023, primarily due to lower head grades. Lower mined grades are aligned with the mining sequence and the Mineral Reserves estimates.

The cash cost per ounce of gold for the quarter ending March 31, 2024, was $1,008 compared to $891, in the same period of 2023. The increase in cash cost per ounce of gold was primarily related to higher ounces sold in the comparable period due to higher production, timing of sales as 1,700 ounces of gold were still in inventory at the end of the period and additional rental equipment.

The all-in sustaining cash cost per gold ounce sold during Q1 2024 was $1,634, up from $1,424 in the first quarter of 2023. The increase in the quarter was primarily due to increased cash costs, higher capital expenditures related to the heap leach expansion and higher general and administrative costs.

As of March 31, 2024, the $51.8 million leach pad expansion project ($41.7 million capital investment in 2024) was approximately 35% complete. The construction package of the project commenced in January 2024, and is 18% complete, with contractors on site undertaking earthworks and construction of the impulsion line. The procurement and construction management (“PCM”) service was awarded to Knight Piésold consultants, with the PCM project offices installed and personnel onsite as of the third quarter of 2023. Procurement is 92% complete, with critical path items onsite. The final shipments of geomembrane and geosynthetic clay liner  are currently in transit, and the pump manufacturing for the new impulsion line are all on schedule. In addition to the current works, liner installation and major mechanical works are expected to commence in the second quarter of 2024. The project is scheduled to be substantially complete in the fourth quarter of 2024, with operations beginning ore placement by the end of 2024 according to the stacking plan for the year.

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Yaramoko Mine, Burkina Faso

	Three months ended March 31,
	2024	2023
Mine Production
Tonnes milled	107,719	139,650

Gold
Grade (g/t)	8.79	5.94
Recovery (%)	98	97
Production (oz)	27,177	26,437
Metal sold (oz)	27,171	29,472
Realized price ($/oz)	2,095	1,899

Unit Costs
Cash cost ($/oz Au)[1]	752	819
All-in sustaining cash cost ($/oz Au)[1]	1,373	1,509

Capital Expenditures ($000's) [2]
Sustaining	9,573	13,549
Sustaining leases	1,050	1,359
Brownfields	1,410	1,191

1 Cash cost and All-in sustaining cash cost are non-IFRS financial measures; refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

2 Capital expenditures are presented on a cash basis.

In the first quarter of 2024, Yaramoko mined 123,877 tonnes of ore at an average grade of 8.30 g/t Au containing an estimated 33,053 ounces of gold. Mill production was 27,177 ounces of gold with an average gold head grade of 8.79 g/t. This represents a 3% and 48% increase when compared to the same period in 2023. A planned mill maintenance shutdown reduced mill throughput in the first quarter of 2024.

The cash cost per ounce of gold sold for the quarter ended March 31, 2024, was $752, compared to $819 in the same period in 2023. The decrease for the quarter is mainly attributed to higher head grades, which demand lower direct costs per ounce. This was partially offset by higher royalties due to higher metal prices and a change in the royalty regime in Burkina Faso which increased the royalty rate from 5% to 7% when the gold price is over $2,000 per ounce.

The all-in sustaining cash cost per gold ounce sold was $1,373 for the quarter ended March 31, 2024, compared to $1,509 in the same period of 2023. The change in the quarter was primarily due to the decreased cash cost described above, and reduced capital expenditures.

Drilling focused on infill grade control and exploring for extensions beyond the mineralized resource envelope in the deeper eastern and western portions of the 55 Zone. Stoping operations at the QVP orebody accelerated with batch mill tests confirming grade expectations.

In early April, the Government of Ghana issued a directive which stopped the export of electricity to its neighbouring countries, including Burkina Faso.  As a consequence, Yaramoko has supplemented electricity used in its operations from the national grid with self-generated backup power.  Production at Yaramoko has not been affected; however, Management is currently monitoring the increase in costs of the alternative energy supplies.

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Séguéla Mine, Côte d’Ivoire

	Three months ended March 31,
	2024	2023
Mine Production
Tonnes milled	394,837	-
Average tonnes crushed per day	4,339	-

Gold
Grade (g/t)	2.79	-
Recovery (%)	94	-
Production (oz)	34,556	-
Metal sold (oz)	34,450	-
Realized price ($/oz)	2,095	-

Unit Costs
Cash cost ($/oz Au)[1]	459	-
All-in sustaining cash cost ($/oz Au)[1]	948	-

Capital Expenditures ($000's) [2]
Sustaining	3,027	-
Sustaining leases	2,265	-
Non-sustaining	1,035	-
Brownfields	4,896	-
[1] Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] Capital expenditures are presented on a cash basis

In the first quarter of 2024, mined material totaled 420,538 tonnes of ore, averaging 2.23 g/t Au, and containing an estimated 30,192 ounces of gold from the Antenna and Ancien pits. Movement of waste during the quarter totaled 2,538,067 tonnes, for a strip ratio of 6:1.

Production was mainly focused on the Antenna pit which produced 401,109 tonnes of ore, the remainder being mined at the Ancien pit. A total of 700,229 tonnes of waste was also mined at Ancien. Waste mining commenced at Koula during the quarter with 18,063 tonnes of waste being mined.

Séguéla processed 394,837 tonnes in the quarter, producing 34,556 ounces of gold, at an average head grade of 2.79 g/t Au.

Throughput for the quarter averaged 195 tonnes per hour (t/hr), versus name plate design capacity of 154 t/hr. Mill constraints continued to be tested with throughputs of up to 220 t/hr being recorded over a seven-day period. This was achieved with a 60/20/20 blend of fresh, transitional and oxide ore respectively. The Life of Mine (LOM) blend consists of 85% fresh rock. A relining of the mill is planned in April, and further tests will then be conducted with a blend more representative of the LOM blend. Mine design and scheduling continue with the focus being on the requirements to sustainably meet the expected higher throughput rates.

Cash cost per gold ounce sold was $459, and all-in sustaining cash cost per gold ounce sold was $948 for Q1 2024. Both were within plan and guidance.

Côte d’Ivoire has been experiencing a shortage of electricity to the national grid since mid-April, due to failures at two private power generation plants, which supply approximately 25% of the electricity to the national grid.  This has led to power cuts in neighborhoods, load shedding during peak hours, and electricity rationing to industries. Power output from one of the plants (CIPREL)has now been restored; however, restoration of supply from the second plant (AZITO) is not expected until July. The Séguéla mine continues to receive energy on a daily basis from the grid with interruptions.  The operation has emergency backup power generation capacity to sustain critical processes only.  Management is implementing various short-and medium-term mitigating measures which include operating the mill at 25% higher throughput, adjusting mine plans to prioritize higher grade Mineral Reserves, and sourcing a power backup solution for

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the entire operation, expected to be available on-site in July. Production in April has been only marginally affected. Management has not modified annual guidance for the Séguéla mine at this time but continues to monitor the situation closely.

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San Jose Mine, Mexico

	Three months ended March 31,
	2024	2023
Mine Production
Tonnes milled	181,103	246,736
Average tonnes milled per day	2,182	2,869

Silver
Grade (g/t)	147	181
Recovery (%)	89	91
Production (oz)	759,111	1,303,312
Metal sold (oz)	746,607	1,328,333
Realized price ($/oz)	23.47	22.58

Gold
Grade (g/t)	0.90	1.15
Recovery (%)	87	90
Production (oz)	4,533	8,231
Metal sold (oz)	4,460	8,355
Realized price ($/oz)	2,074	1,900

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	21.98	11.35
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	24.24	15.51

Capital Expenditures ($000's) [3]
Sustaining	–	3,772
Sustaining leases	261	162
Non-sustaining	3,477	269
Brownfields	–	1,088

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis

In the first quarter of 2024, San Jose produced 759,111 ounces of silver and 4,533 ounces of gold, 42% and 45% decreases respectively, at average head grades for silver and gold of 147 g/t and 0.90 g/t, 19% and 22% decreases respectively, when compared to the same period in 2023. The decrease in silver and gold production, when compared to the first quarter of 2023, is explained by lower tonnes extracted and lower grades, which is consistent with the annual plan and guidance. During the first quarter, the processing plant milled 181,103 tonnes at an average of 2,182 tonnes per day, in line with the plan for the period.

The cash cost per silver equivalent ounce for the three months ending March 31, 2024, was $21.98, an increase from $11.42 in the same period of 2023. The San Jose Mine has less operational flexibility in 2024 compared to 2023, due to the reduced and more dispersed Mineral Reserves associated with the Trinidad deposit, which also increase mine costs. Production areas contain lower head grades and a higher presence of ferrous oxides in the upper levels, which impacted recoveries by approximately 2% in the quarter. Ore processed decreased by 27% due to lower tonnes mined.

The all-in sustaining cash cost per payable silver equivalent ounce for the three months ended March 31, 2024, increased by 56% to $24.24. This compares to $15.51 per ounce for the same period in 2023. These increases were mainly driven by higher cash costs and lower production, slightly mitigated by lower capital expenditure. The operation is experiencing

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further cost pressures driven by the continued appreciation of the Mexican peso. The Company conducts regular assessments and trade-offs between maintaining operations and opting for a care and maintenance option.

Sustaining capital expenditure has decreased as we near the anticipated closure of the mine. Drilling in 2024 was higher due to the drilling campaign at the Yessi vein, which was discovered in the third quarter of 2023. Exploration at the Yessi vein is ongoing.

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Caylloma Mine, Peru

	Three months ended March 31,
	2024	2023
Mine Production
Tonnes milled	137,096	125,995
Average tonnes milled per day	1,540	1,448

Silver
Grade (g/t)	87	85
Recovery (%)	82	82
Production (oz)	315,460	283,066
Metal sold (oz)	325,483	263,570
Realized price ($/oz)	23.34	22.24

Gold
Grade (g/t)	0.12	0.15
Recovery (%)	29	27
Production (oz)	150	166
Metal sold (oz)	63	22
Realized price ($/oz)	2,024	1,895

Lead
Grade (%)	3.48	3.74
Recovery (%)	91	92
Production (000's lbs)	9,531	9,509
Metal sold (000's lbs)	9,825	8,782
Realized price ($/lb)	0.95	1.02

Zinc
Grade (%)	4.46	5.21
Recovery (%)	90	90
Production (000's lbs)	12,183	13,051
Metal sold (000's lbs)	12,466	13,815
Realized price ($/lb)	1.11	1.45

Unit Costs
Cash cost ($/oz Ag Eq)[1,2]	11.61	12.74
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	17.18	16.88

Capital Expenditures ($000's) [3]
Sustaining	3,377	2,810
Sustaining leases	906	856
Brownfields	358	204

1 Cash cost per ounce of silver equivalent and All-in sustaining cash cost per ounce of silver equivalent are calculated using realized metal prices for each period respectively.

2 Cash cost per ounce of silver equivalent, and all-in sustaining cash cost per ounce of  silver equivalent are non-IFRS financial measures, refer to non-IFRS financial measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements filed on SEDAR+ at www.sedarplus.ca for a description of the calculation of these measures.

3 Capital expenditures are presented on a cash basis.

In the first quarter, the Caylloma Mine produced 315,460 ounces of silver, 11% higher compared to the first quarter 2023, at an average head grade of 87 g/t Ag.

Lead and zinc production for the quarter was 9.5 million pounds of lead, and 12.2 million pounds of zinc. Lead production was in line and zinc production decreased by 7% compared to the same period in 2023. Head grades averaged 3.48%, and 4.46%, a 7% and 14% decrease, respectively, when compared to the first quarter of 2023.

Lower metal production compared to the previous quarter was due to lower grades, which are in line with the Mineral Reserves estimates and production guidance for the year.

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The cash cost per silver equivalent ounces for the three months ended March 31, 2024 was $11.61, a 12% decrease compared to the comparable period in 2023. This was primarily due to lower treatment and refining charges.

The all-in sustaining cash cost per ounce of payable silver equivalent for the three months ended March 31, 2024, increased 2% to $17.18, compared to $16.88 for the same period in 2023. The decrease in cash costs per ounce was offset by higher capital expenditure, as well as the impact of increasing silver prices on the calculation of silver equivalent ounces resulting in lower equivalent silver ounces sold.

Underground development for the quarter was mainly focused on mine levels 15, 16, 17, and 18. The increase in Brownfields expenditures is primarily attributable to greater footage, additional diamond drilling, and cost inflation.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; all-in cash cost per ounce of gold sold; production cash cost per ounce of gold equivalent; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below.  In addition see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the three months ended March 31, 2024 (“Q1 2024 MDA”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor; and the additional purposes, if any, for which management of the Company uses such measures and ratio.  The Q1 2024 MD&A may be accessed on SEDAR+ at www.sedarplus.ca under the Company’s profile.

Except as otherwise described in the Q1 2024 MD&A, the Company has calculated these measures consistently for all periods presented.

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Reconciliation of Debt to total net debt and net debt to adjusted EBITDA ratio for March 31, 2024

(Expressed in millions except Total net debt to Adjusted EBITDA ratio)	As at March 31, 2024
Credit facility	$125.0
Convertible debenture	45.7
Debt	170.7
Less: Cash and Cash Equivalents	(87.7)
Total net debt[1]	$83.0
Adjusted EBITDA (last four quarters)	$335.1
Total net debt to adjusted EBITDA ratio	0.2:1
[1] Excluding letters of credit

Reconciliation of net income to adjusted attributable net income for the three months ended March 31, 2024 and 2023

	Three months ended March 31,
(Expressed in millions)	2024	2023
Net income attributable to shareholders	26.3	10.9
Adjustments, net of tax:
Community support provision and accruals[1]	(0.2)	-
Unrealized loss (gain) on derivatives	-	1.0
Accretion on right of use assets	0.9	0.6
Other non-cash/non-recurring items	(0.3)	(0.3)
Adjusted attributable net income	26.7	12.2
[1] Amounts are recorded in Cost of sales

Reconciliation of net income to adjusted EBITDA for the three ended March 31, 2024 and 2023

	Three months ended March 31,
Consolidated (in millions of US dollars)	2024	2023
Net income	29.1	11.9
Adjustments:
Community support provision and accruals	(0.3)	(0.1)
Net finance items	6.2	2.6
Depreciation, depletion, and amortization	50.3	44.4
Income taxes	14.5	7.9
Other non-cash/non-recurring items	(4.6)	(1.4)
Adjusted EBITDA	95.2	65.3

Figures may not add due to rounding

Reconciliation of net cash from operating activities to free cash flow from ongoing operations for the three months ended March 31, 2024 and 2023

In 2022, the Company changed the method for calculating free cash flow from ongoing operations. The calculation now uses taxes paid as opposed to the previous method which used current income taxes. While this may create larger quarter over quarter fluctuations due to the timing of income tax payments, management believes the revised method is a better representation of the free cash flow generated by the Company’s ongoing operations.

	Three months ended March 31,
(Expressed in millions)	2024	2023

Net cash provided by operating activities	48.9	41.8
Additions to mineral properties, plant and equipment	(32.4)	(30.4)
Gain on blue chip swap investments	2.6	-
Right of use payments	(4.9)	(3.0)
Other adjustments	(2.1)	0.1
Free cash flow from ongoing operations	12.1	8.5

Figures may not add due to rounding

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Reconciliation of cost of sales to cash cost per ounce of gold equivalent sold for the three months ended March 31, 2024 and 2023

Cash Cost Per Gold Equivalent Ounce Sold - Q1 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	34,049	34,951	45,209	23,724	17,105	155,040
Depletion, depreciation, and amortization	(11,580)	(10,215)	(23,916)	(391)	(3,824)	(49,926)
Royalties and taxes	(253)	(4,293)	(5,472)	(704)	(354)	(11,076)
By-product credits	(424)	—	—	—	—	(424)
Other	—	—	—	6	(331)	(325)
Treatment and refining charges	—	—	—	973	1,231	2,204
Cash cost applicable per gold equivalent ounce sold	21,792	20,443	15,821	23,608	13,827	95,491
Ounces of gold equivalent sold	21,628	27,171	34,450	12,090	13,330	108,670
Cash cost per ounce of gold equivalent sold ($/oz)	1,008	752	459	1,953	1,037	879
Gold equivalent was calculated using the realized prices for gold of $2,087/oz Au, $23.4/oz Ag, $2,084/t Pb, and $2,450/t Zn for Q1 2024.
Figures may not add due to rounding

Cash Cost Per Gold Equivalent Ounce Sold - Q1 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	GEO Cash Costs
Cost of sales	41,725	44,863	—	32,523	16,108	135,219
Depletion, depreciation, and amortization	(13,192)	(17,368)	—	(9,912)	(3,483)	(43,955)
Royalties and taxes	(3,926)	(3,362)	—	(1,257)	(166)	(8,711)
By-product credits	(799)	—	—	—	—	(799)
Other	15	—	—	(17)	(471)	(473)
Treatment and refining charges	—	—	—	724	5,506	6,230
Cash cost applicable per gold equivalent ounce sold	23,823	24,133	—	22,061	17,494	87,511
Ounces of gold equivalent sold	26,763	29,472	—	23,127	16,179	95,541
Cash cost per ounce of gold equivalent sold ($/oz)	891	819	—	954	1,081	916
Gold equivalent was calculated using the realized prices for gold of $1,893/oz Au, $22.5/oz Ag, $2,256/t Pb, and $3,197/t Zn for Q1 2023.
Figures may not add due to rounding

Reconciliation of cost of sales to all-in sustaining cash cost per ounce of gold equivalent sold for the three months ended March 31, 2024 and 2023

AISC Per Gold Equivalent Ounce Sold - Q1 2024	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	21,792	20,443	15,821	23,608	13,827	—	95,491
Royalties and taxes	253	4,293	5,472	704	354	—	11,076
Worker's participation	—	—	—	—	417	—	417
General and administration	2,879	550	1,168	1,458	1,219	10,649	17,923
Total cash costs	24,924	25,286	22,461	25,770	15,817	10,649	124,907
Sustaining capital[1]	10,405	12,033	10,188	261	4,641	—	37,528
All-in sustaining costs	35,329	37,319	32,649	26,031	20,458	10,649	162,435
Gold equivalent ounces sold	21,628	27,171	34,450	12,090	13,330	—	108,670
All-in sustaining costs per ounce	1,634	1,373	948	2,153	1,535	—	1,495
Gold equivalent was calculated using the realized prices for gold of $2,087/oz Au, $23.4/oz Ag, $2,084/t Pb, and $2,450/t Zn for Q1 2024.
Figures may not add due to rounding
[1] Presented on a cash basis

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AISC Per Gold Equivalent Ounce Sold - Q1 2023	Lindero	Yaramoko	Séguéla	San Jose	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	23,823	24,133	—	22,061	17,494	—	87,511
Royalties and taxes	3,926	3,362	—	1,257	166	—	8,711
Worker's participation	—	—	—	21	517	—	538
General and administration	1,992	889	—	1,802	1,144	8,681	14,508
Total cash costs	29,741	28,384	—	25,141	19,321	8,681	111,268
Sustaining capital[3]	8,343	16,099	—	5,022	3,870	—	33,334
All-in sustaining costs	38,084	44,483	—	30,163	23,191	8,681	144,602
Gold equivalent ounces sold	26,763	29,472	—	23,127	16,179	—	95,541
All-in sustaining costs per ounce	1,424	1,509	—	1,304	1,433	—	1,514
Gold equivalent was calculated using the realized prices for gold of $1,893/oz Au, $22.5/oz Ag, $2,256/t Pb, and $3,197/t Zn for Q1 2023.
Figures may not add due to rounding
[1] Presented on a cash basis

Reconciliation of cost of sales to cash cost per payable ounce of silver equivalent sold for the three months ended March 31, 2024 and 2023

Cash Cost Per Silver Equivalent Ounce Sold - Q1 2024	San Jose	Caylloma	SEO Cash Costs
Cost of sales	23,724	17,105	40,829
Depletion, depreciation, and amortization	(391)	(3,824)	(4,215)
Royalties and taxes	(704)	(354)	(1,058)
Other	6	(331)	(325)
Treatment and refining charges	973	1,231	2,204
Cash cost applicable per silver equivalent sold	23,608	13,827	37,435
Ounces of silver equivalent sold[1]	1,073,948	1,190,990	2,264,938
Cash cost per ounce of silver equivalent sold ($/oz)	21.98	11.61	16.53

1 Silver equivalent sold for Q1 2024 for San Jose is calculated using a silver to gold ratio of 88.4:1. Silver equivalent sold for Q1 2024 for Caylloma is calculated using a silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures may not add due to rounding

Cash Cost Per Silver Equivalent Ounce Sold - Q1 2023	San Jose	Caylloma	SEO Cash Costs
Cost of sales	32,523	16,108	48,631
Depletion, depreciation, and amortization	(9,912)	(3,483)	(13,395)
Royalties and taxes	(1,257)	(166)	(1,423)
Other	(17)	(471)	(488)
Treatment and refining charges	724	5,506	6,230
Cash cost applicable per silver equivalent sold	22,061	17,494	39,555
Ounces of silver equivalent sold[1]	1,944,265	1,373,699	3,317,964
Cash cost per ounce of silver equivalent sold ($/oz)	11.35	12.74	11.92

1 Silver equivalent sold for San Jose for Q1 2023 is 81.2:1.Silver equivalent sold for Caylloma for Q1 2023 is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:22.3 pounds, and silver to zinc ratio 1:15.7.

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
Figures have been restated to remove Right of Use
Figures may not add due to rounding

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Reconciliation of all-in sustaining cash cost and all-in cash cost per payable ounce of silver equivalent sold for the three  months ended March 31, 2024 and 2023

AISC Per Silver Equivalent Ounce Sold - Q1 2024	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	23,608	13,827	37,435
Royalties and taxes	704	354	1,058
Worker's participation	—	417	417
General and administration	1,458	1,219	2,677
Total cash costs	25,770	15,817	41,587
Sustaining capital[3]	261	4,641	4,902
All-in sustaining costs	26,031	20,458	46,489
Silver equivalent ounces sold[1]	1,073,948	1,190,990	2,264,938
All-in sustaining costs per ounce[2]	24.24	17.18	20.53

1 Silver equivalent sold for Q1 2024 for San Jose is calculated using a silver to gold ratio of 88.4:1. Silver equivalent sold for Q1 2024 for Caylloma is calculated using a silver to gold ratio of 86.8:1, silver to lead ratio of 1:24.7 pounds, and silver to zinc ratio of 1:21.0 pounds.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

AISC Per Silver Equivalent Ounce Sold - Q1 2023	San Jose	Caylloma	SEO AISC
Cash cost applicable per silver equivalent ounce sold	22,061	17,494	39,555
Royalties and taxes	1,257	166	1,423
Worker's participation	21	517	538
General and administration	1,802	1,144	2,946
Total cash costs	25,141	19,321	44,462
Sustaining capital[3]	5,022	3,870	8,892
All-in sustaining costs	30,163	23,191	53,354
Silver equivalent ounces sold[1]	1,944,265	1,373,699	3,317,964
All-in sustaining costs per ounce[2]	15.51	16.88	16.08

1 Silver equivalent sold for San Jose for Q1 2023 is 81.2:1.Silver equivalent sold for Caylloma for Q1 2023 is calculated using a silver to gold ratio of 0.0:1, silver to lead ratio of 1:22.3 pounds, and silver to zinc ratio 1:15.7.

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3 Presented on a cash basis

Additional information regarding the Company’s financial results and activities underway are available in the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 and 2023 and accompanying Q1 2024 MD&A, which are available for download on the Company’s website,  www.fortunasilver.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Wednesday, May 8, 2024, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer - Latin America, and David Whittle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/50484 or over the phone by dialing in just prior to the starting time.

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Conference call details:

Date: Wednesday, May 8, 2024
Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062
Dial in number (International): +1.973.528.0011
Access code: 586882

Replay number (Toll Free): +1.877.481.4010
Replay number (International): +1.919.882.2331
Replay passcode: 50484

Playback of the earnings call will be available until Wednesday, May 22, 2024. Playback of the webcast will be available until Thursday, May 8, 2025. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube

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Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s anticipated financial and operational performance in 2024; estimated production and costs of production for 2024, including grade and volume of metal produced and sales, revenues and cashflows, and capital costs (sustaining and non-sustaining), and operating costs, including projected production cash costs and all-in sustaining costs; the ability of the Company to mitigate the inflationary pressures on supplies used in its operations; estimated capital expenditures and estimated exploration spending in 2024, including amounts for exploration activities at its properties; statements regarding the Company's liquidity, access to capital; the impact of high inflation on the costs of production and the supply chain;  the Company’s expectation regarding the timing for the completion of the leach pad expansion project at the Lindero Mine; ; the Company’s plans with respect to the San Jose Mine and statements relating to exploration at the Yessi Vein; the Company’s plans regarding the mill at the Séguéla Mine; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates, metal recovery rates, concentrate grade and quality; changes in tax rates and tax laws, requirements for permits, anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; uncertainty relating to new mining operations such as the Séguéla Mine, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production; risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian and the Israel – Hamas conflicts, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; increases in the rate of inflation; the imposition or any extension of capital controls in countries in which the Company operates; any changes in tax laws in Argentina and the other countries in which we operate; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks related to water and power availability; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; the possibility that the appeal in respect of the ruling in favor of Compania Minera Cuzcatlan S.A. de C.V. reinstating the environmental impact authorization at the San Jose Mine (the “EIA”) will be successful; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will be successful in mitigating the impact of inflation on its business and operations; that the appeal filed in the Mexican Collegiate Court challenging the reinstatement of the EIA will be unsuccessful;  that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations, the ability to meet current and future obligations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

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Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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